EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

December 31, 2005

Net income from continuing operations, less preferred distributions	$102,653
Preferred distributions	46,479
Interest expense	120,369
Earnings before fixed charges	$269,501

Interest expense	$120,369
Interest costs capitalized	9,510
Total fixed charges	129,879

Preferred distributions	46,479
Total fixed charges and preferred distributions	$176,358

Ratio of earnings to fixed charges	2.08

Ratio of earnings to combined fixed charges and preferred distributions	1.53